UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Avery Communications, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

053605 10 1

(CUSIP Number)

Patrick J. Haynes, III, 190 South LaSalle Street, Suite 1710

Chicago, Illinois 60603 (312) 419-0077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 053605 10 1	13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thurston Group, Inc. 36-2807091

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 386,274 8. Shared Voting Power 0 9. Sole Dispositive Power 199,073 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 386,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 31.5%

14.	Type of Reporting Person (See Instructions) CO

Cusip No. 053605 10 1	13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Waveland, L.L.C. 36-4068458

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 36,375 8. Shared Voting Power 386,274 9. Sole Dispositive Power 36,375 10. Shared Dispositive Power 386,274

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 33.7%

14.	Type of Reporting Person (See Instructions) OO

Cusip No. 053605 10 1	13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick J. Haynes, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 422,649 9. Sole Dispositive Power 0 10. Shared Dispositive Power 422,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 33.7%

14.	Type of Reporting Person (See Instructions) IN

Cusip No. 053605 10 1	13D	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Russell T. Stern, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 123,619 8. Shared Voting Power 386,274 9. Sole Dispositive Power 123,619 10. Shared Dispositive Power 386,274

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 509,893

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 39.0%

14.	Type of Reporting Person (See Instructions) IN

Cusip No. 053605 10 1	13D	Page 6 of 11

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the Reporting Persons on August 1, 2000, as amended on October 23, 2002. Except as set forth herein, there has been no change in the information previously reported in the Schedule 13D filed by the Reporting Persons.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.    Source and Amount of Funds or Other Consideration

Thurston Group currently owns 21,990 shares of Common Stock, 20,833 shares of Common Stock which may be issued at any time upon conversion of the Series B Junior Convertible Redeemable Preferred Stock of the Issuer and 156,250 shares of Common Stock which may be issued at any time upon conversion of the Series D Senior Cumulative Convertible Redeemable Preferred Stock of the Issuer.

On July 31, 2000, pursuant to the terms of the Primal Solutions, Inc. Preliminary Distribution Agreement (the “Distribution Agreement”) entered into by and among the Issuer, Thurston Group, Haynes, Scot M. McCormick, Primal Solutions, Inc., a Delaware corporation (“Primal”), John Faltys, Joseph R. Simrell, David Haynes, Mark J. Nielsen, Arun Anand, Murari Choplappadi and Sanjay Gupta (collectively, the “Old Primal Stockholders”), Thurston Group acquired a proxy from the Old Primal Stockholders to vote 2,150,493 shares of Series G Junior Participating Convertible Voting Preferred Stock (the “Series G Preferred Stock”) of the Issuer, which represents voting power of 300,048 shares of Common Stock. On January 25, 2002, certain of the Old Primal Stockholders holding an aggregate of 1,140,126 shares of Series G Preferred Stock, which represents voting power of 159,076 shares of Common Stock, transferred all of their shares of Series G Preferred Stock of the Issuer to third parties subject to the irrevocable proxy granted to Thurston Group pursuant to the Distribution Agreement.

On March 15, 2002, in connection with the resignation of a former executive officer of the Issuer, Thurston Group acquired a proxy to vote 28,125 shares of Common Stock.

As of December 27, 2001, Waveland held 80,750 shares of Common Stock. On December 27, 2001, the Issuer granted Waveland an option to purchase 56,250 shares of Common Stock, 28,125 shares of which are vested. On January 10, 2002, Waveland purchased 5,000 shares of Common Stock in an open market transaction, using its own funds. On October 21, 2002, Waveland transferred 77,500 shares of Common Stock to the Issuer in full payment and satisfaction of a Promissory Note, dated March 20, 2002, payable to the Issuer in the amount of $378,684 (the “Note”). The Note matured on October 21, 2002 and bore interest at a rate of 6.6% per annum. The Note was non-recourse to Waveland and was secured by the 77,500 shares of Common Stock. Waveland is the beneficial owner of Common Stock owned by Thurston Group.

Haynes is the beneficial owner of Common Stock beneficially owned by Waveland.

Waveland and Stern are the beneficial owners of Common Stock beneficially owned by Thurston Group.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.    Purpose of Transaction

Thurston Group, Waveland, Haynes and Stern acquired beneficial ownership of the shares of the Issuer’s Common Stock for investment purposes.

Primal merged into a wholly owned subsidiary of the Issuer on September 30, 1999 (the “1999 Merger”). Pursuant to the Distribution Agreement, the equity securities of Primal were spun-off to the Issuer’s stockholders. The proxies acquired by Thurston Group in connection with the Issuer’s distribution of Primal was part of the larger transaction contemplated in the Distribution Agreement. The Distribution Agreement called for the Old Primal Stockholders to give irrevocable proxies to vote all of their shares of Series G Preferred Stock to Thurston Group and for Thurston Group, Haynes and Waveland to give to the Old Primal Stockholders irrevocable proxies to vote all the shares of Primal common stock they received or controlled after the spin-off. This exchange of proxies was meant to separate the control of the Issuer and Primal and to return, as closely as possible, to the situation that existed prior to the 1999 Merger.

Cusip No. 053605 10 1	13D	Page 7 of 11

In Amendment No. 1 to this Schedule 13D filed on October 24, 2002, Haynes stated that Haynes, in his capacity as the Chairman of the Board and Chief Executive Officer of the Issuer, may request that the Board of Directors of the Issuer consider whether the Issuer should continue to keep the Common Stock registered under the provisions of the Securities Exchange Act of 1934, as amended (the “Act”), or whether it would be in the best interests of the Issuer and its stockholders if the Issuer were to engage in a transaction that would result in the Common Stock’s becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act. Haynes further stated that Haynes believed the Board of Directors should consider a number of factors in arriving at this decision, including:

•	the cost savings per year that the Issuer could expect to realize as a result of the deregistration of the Common Stock under the Act and the resulting decrease in expenses relating to servicing stockholders holding small positions in the Common Stock;

•	the additional savings in terms of management’s and employees’ time that will no longer be spent preparing the periodic reporting required of publicly-traded companies under the Act and managing stockholder relations and communications;

•	the fact that the Issuer has not realized many of the benefits associated with being a publicly traded company, such as enhanced stockholder value, access to capital and business credibility, due to the limited liquidity and low market price of the Common Stock in comparison to its peers;

•	the fact that the poor performance of the Common Stock in the public market has been a detriment to attracting and retaining high quality employees because of the perceived negative image that a low stock price creates and the fact that stock options are not a viable method of compensation; and

•	the belief that the Issuer’s stockholders have not benefited proportionately from the costs of registration and OTC Bulletin Board listing of the Common Stock, principally as a result of the thin trading market for the Common Stock, which may have resulted in:

•	depressed market prices for the Common Stock;

•	a lack of market makers and analysts following the Issuer’s performance; and

•	a limitation of the Issuer’s stockholders’ abilities to sell relatively large blocks of their shares in the open market without significantly decreasing the market price.

In view of the foregoing, Haynes stated that Haynes believed that deregistration of the Common Stock may provide a more effective means of using the Issuer’s capital to benefit its stockholders.

Haynes further stated that, if the Board of Directors were to conclude that causing the Issuer to engage in a transaction that would result in the Common Stock’s becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, Haynes presently believed that the best means of accomplishing that result would be a reverse stock split of the Common Stock, the result of which would be that the Common Stock would, following the effective time of the reverse stock split, be held of record by less than 300 persons. However, there are other transactions that would result in the Common Stock’s becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, including, without limitation, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or one or more of its subsidiaries, or a sale or transfer of a material amount of assets of the Issuer or one or more of its subsidiaries, and Haynes could not presently predict what, if any, form of transaction the Board of Directors of the Issuer may elect to pursue.

Haynes concluded by stating that, if the Board of Directors determines to propose to the Issuer’s stockholders a transaction that would result in the Common Stock’s becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, the Reporting Persons could, under present law, approve such a transaction without the affirmative vote of any other stockholder of the Issuer, and, under present law, could approve such a transaction by written consent without a meeting of the stockholders of the Issuer. In addition, the Reporting Persons stated that they presently favored the Issuer’s engaging in a transaction that would result in the Common Stock’s becoming eligible for

Cusip No. 053605 10 1	13D	Page 8 of 11

termination of registration pursuant to Section 12(g)(4) of the Act, and, accordingly, intended to consent to the approval of, or vote in favor of approving, such a transaction if the Board of Directors of the Issuer determines to submit such a transaction to the stockholders of the Issuer for approval.

On November 11, 2002, Haynes proposed to the Board of Directors of the Issuer that it consider and act upon plan to effect a “going private” transaction pursuant to which the Common Stock of the Issuer would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act because the Common Stock would be held of record by less than 300 persons.

On December 27, 2002, the Board of Directors of the Issuer approved an amendment to the Issuer’s Certificate of Incorporation to effect a one for 5,000 reverse stock split of the Common Stock, which, if effected, would result in the Common Stock’s being held of record by approximately 50 persons and thus becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act. As a result of the reverse stock split, each stockholder would receive one share of Common Stock for each 5,000 shares the stockholder held immediately prior to the effective date of the reverse stock split, and the stockholder would receive cash in lieu of any fractional shares to which such stockholder would otherwise be entitled. The cash payment for such fractional shares will be equal to $1.27 per pre-split share, as determined by an appraisal of the Issuer dated December 12, 2002, by ComStock Valuation Advisors, Inc., the Issuer’s independent valuation advisor. The amendment to the Issuer’s Certificate of Incorporation would also decrease its authorized capital stock from 40,000,000 shares, of which 20,000,000 are common stock and 20,000,000 are preferred stock, to 20,004,000 shares, of which 4,000 are common stock and 20,000,000 are preferred stock.

The reverse stock split and the amendment to the Issuer’s Certificate of Incorporation were approved by the Reporting Persons in a written consent dated December 27, 2002. No other approval of the reverse stock split and the amendment to the Issuer’s Certificate of Incorporation is required under Delaware law, and the Issuer does not intend to submit the reverse stock split and the amendment to the Issuer’s Certificate of Incorporation to the other stockholders of the Issuer for approval.

The Reporting Persons presently anticipate that the reverse stock split will be effective prior to March 31, 2003. If the effective date of the reverse stock split occurs prior to such date, the Reporting Persons intend to cause the issuer immediately to make all required filings with the Securities and Exchange Commission to certify that the Common Stock of the Issuer is held of record by less than 300 persons, which would immediately suspend the Issuer’s duty to file any further reports required under Section 13(a) of the Act, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

On January 9, 2003, the Issuer filed a preliminary Information Statement on Schedule 14C with the Securities and Exchange Commission in connection with its plans to effect the “going private” transaction through the reverse stock split described above. A copy of the preliminary Information Statement may be obtained from, among other places, the web site of the Securities and Exchange Commission at www.sec.gov.

The Issuer has throughout its history grown it business through acquisitions. As a result, the Issuer from time to time receives inquiries seeking an indication of interest in possibly acquiring other businesses. These inquiries continue to be received from time to time notwithstanding the public filing by the Issuer of its preliminary Information Statement describing the Issuer’s plans to cease to be a reporting and publicly traded company. However, Haynes, in his capacity as the Chairman of the Board and the Chief Executive Officer of the Issuer, will request that the Board of Directors of the Issuer continue to consider from time to time a possible acquisition of another local exchange carrier or other related business if the Issuer receives such inquiries. A preliminary analysis by the Issuer’s financial and accounting staffs indicated that the probability of the Issuer’s presently being in a financial position to consummate any such possible acquisition would be unlikely because of its limited liquidity and other capital resources, both of which will be utilized to pay the stockholders of the Issuer for their fractional shares resulting from the reverse stock split described above. If the Issuer, acting through its Board of Directors, determines not to pursue any such possible acquisition, then Haynes may request that the Board of Directors, acting without Haynes participating, or a committee of non-employee Directors, consider and act upon a proposal to permit Haynes or an affiliate of Haynes, such as Thurston Group, to pursue such a corporate opportunity. If the Board of Directors or such a committee were to authorize Haynes to pursue such an opportunity, and if such a transaction were ultimately consummated by Haynes or an affiliate of Haynes controlled by Haynes with a business the same as the Issuer, or with a similar or related business, and if the Issuer has become a non-reporting company that were no longer publicly traded, then, in such events, Haynes

Cusip No. 053605 10 1	13D	Page 9 of 11

may propose that the Issuer and the newly acquired entity pursue a possible business combination. As of the date of the filing of this Amendment No. 2 to this Schedule 13D, no such possible acquisitions have been presented to the Board of Directors or a committee of non-employee Directors for consideration.

Subject to Rule 13e-3 of the Securities Exchange Act of 1934, the Reporting Persons may acquire additional shares of Common Stock in the open market or in privately negotiated transactions, or may sell all or a portion of their holdings. Any such actions would depend on, among other things, the availability of shares for purchase, the price of such shares, general market and economic conditions, the on-going evaluation of the Issuer’s business, financial condition, operations and prospects and other future developments affecting the Reporting Persons and the Issuer.

Although the foregoing activities represent the range of activities within the current contemplation of the Reporting Persons, it should be noted that such activities are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or intentions which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.    Interest in Securities of the Issuer

Thurston Group beneficially owns a total of 386,274 shares of the Common Stock, which represents 31.5% of the Common Stock. Thurston Group has the sole power to dispose of 199,073 shares of the Common Stock and the sole power to vote 386,274 shares of the Common Stock.

Waveland beneficially owns 422,649 shares of the Common Stock, which represents 33.7% of the Common Stock. Waveland has the sole power to vote and dispose of 36,375 shares of the Common Stock and the shared power to vote and dispose of 386,274 shares of the Common Stock.

Haynes has shared power to vote and dispose of 422,649 shares of the Common Stock, which represents 33.7% of the Common Stock.

Stern beneficially owns 509,893 shares of the Common Stock, which represents 39.0% of the Common Stock. Stern has sole power to vote and dispose of 123,619 shares of the Common Stock and has shared power to vote and dispose of 386,274 shares of the Common Stock.

For recent transactions in the Issuer’s Common Stock by the Reporting Persons, see the response to Item 3 of this Statement.

Cusip No. 053605 10 1	13D	Page 10 of 11

Item 7 is hereby amended and restated in its entirety as follows:

Item 7.    Material to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement between Thurston Group, Waveland, Haynes and Stern (filed herewith).

2

Irrevocable Proxy dated January 25, 2002 delivered by Fitzroy Corporate Services Ltd. to Thurston Group, Inc., filed as Exhibit 2 to Amendment No. 1 to the Schedule 13D, dated October 23, 2002 (the “October 23 Schedule 13D”) and incorporated by reference thereto.

3	Irrevocable Proxy dated January 25, 2002 delivered by Meridian Investment Company Ltd. to Thurston Group, Inc., filed as Exhibit 3 to the October 23 Schedule 13D and incorporated by reference thereto.

4	Irrevocable Proxy dated March 15, 2002 delivered by Covington-Enterprises Ltd. to Thurston Group, Inc., filed as Exhibit 4 to the October 23 Schedule 13D and incorporated by reference thereto.

5

Primal Solutions, Inc. Preliminary Distribution Agreement (the “Distribution Agreement”), dated July 31, 2000, by and among Avery Communications, Inc., a Delaware corporation, Primal Solutions, Inc., a Delaware corporation, John Faltys, Joseph R. Simrell, David Haynes, Mark J. Nielson, Arun Anand, Murari Cholappadi, Sanjay Gupta, Thurston Group, Inc., a Delaware corporation, Patrick J. Haynes, III and Scot M. McCormick, filed as Exhibit 2.1 to the Issuer’s Form 8-K dated August 15, 2000 (the “August 15 Form 8-K”) and incorporated by reference thereto.

6	Form of Non-Recourse Promissory Note, which is attached as Exhibit 5-A to the Distribution Agreement, filed as Exhibit 2.2 to the August 15 Form 8-K and incorporated by reference thereto.

7	Form of Pledge Agreement, which is attached as Exhibit 5-B to the Distribution Agreement, filed as Exhibit 2.3 to the August 15 Form 8-K and incorporated by reference thereto.

8

Form of Irrevocable Proxy for Thurston Group, Inc., Patrick J. Haynes, III and their affiliates relating to the common stock of Primal Solutions, Inc., which is attached as Exhibit 9-A to the Distribution Agreement, filed as Exhibit 2.4 to the August 15 Form 8-K and incorporated by reference thereto.

9

Form of Irrevocable Proxy for the former Primal Solutions, Inc. stockholders relating to the common stock of Avery, which is attached as Exhibit 9-B to the Distribution Agreement, filed as Exhibit 2.5 to the August 15 Form 8-K and incorporated by reference thereto.

10

Indemnification Agreement, dated July 31, 2000, by and between Avery Communications, Inc., a Delaware corporation, John Faltys, Joseph R. Simrell, and David Haynes, filed as Exhibit 2.6 to the August 15 Form 8-K and incorporated by reference thereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2003	THURSTON GROUP, INC.

/s/ Patrick J. Haynes, III
Patrick J. Haynes, III, President

WAVELAND, L.L.C.

/s/ Patrick J. Haynes, III
Patrick J. Haynes, III, Manager

/s/ Patrick J. Haynes, III
Patrick J. Haynes, III

/s/ Russell T. Stern, Jr.
Russell T. Stern, Jr.